

WASTE CONNECTIONS COMPLETES REFINANCING OF ITS CREDIT FACILITY
AND ANNOUNCES REDUCTION IN ESTIMATED NON-CASH CHARGE
ASSOCIATED WITH ACCELERATED VESTING OF STOCK OPTIONS

FOLSOM, CA, January 12, 2006 - Waste Connections, Inc. (NYSE: WCN) today announced that it has completed the refinancing of its revolving credit facility. The new $850 million facility replaces the previous $650 million facility, extends the maturity to January 2011, enables the Company to increase maximum borrowings under the facility to $1.05 billion, and permits the offering of up to $375 million of additional notes. Based on the leverage ratio at closing, borrowings under the facility currently are priced at LIBOR plus 100 basis points.

Ronald J. Mittelstaedt, Chairman and Chief Executive Officer, said, "We are extremely pleased to have completed this refinancing as the new facility provides us additional capacity to fund our growth strategy and the continued flexibility to optimize our capital structure."

Waste Connections also announced that it has revised the estimated non-cash charge that it expects to take in the fourth quarter of 2005 associated with the previously announced accelerated vesting of its outstanding options. The Company, in consultation with its independent auditors, previously had estimated the non-cash charge to be approximately $16.2 million ($10.2 million net of taxes), which was based upon the in-the-money value of all options accelerated. Upon further review with its independent auditors, the Company now expects the non-cash charge to be approximately $1.6 million ($1.0 million net of taxes), which is based upon the in-the-money value at the time of acceleration associated only with an estimated number of options that might have been forfeited unexercisable pursuant to their original terms, absent acceleration. The Company will report financial results for the fourth quarter of 2005 after the close of the stock market on February 13, 2006.

Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. The Company serves more than one million residential, commercial and industrial customers from a network of operations in 23 states. The Company also provides intermodal services for the movement of containers in the Pacific Northwest. Waste Connections, Inc. was founded in September 1997 and is headquartered in Folsom, California. For more information, visit the Waste Connections web site at www.wasteconnections.com.

Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Waste Connections' business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected are discussed in greater detail in Waste Connections' filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K/A. There may be additional risks of which Waste Connections is not presently aware or that it currently believes are immaterial which could have an adverse impact on its business. Waste Connections makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

CONTACT:
Worthing Jackman / (916) 608-8266
worthingj@wasteconnections.com